SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Consolidated Results Full Year 2014 & Q4 2014.

2

YPF S.A.

Consolidated Results

Full Year 2014 and Q4 2014

Consolidated Results Full Year 2014 and Q4 2014

CONTENT

Consolidated Results Full Year 2014 and Q4 2014

2014 closed with increases in revenues of 57.5%, operating income of 64.3% and adjusted EBITDA of 72.8%

Q4 2013	Q3 2014	Q4 2014	Var.% Q4 14/Q4 13		Jan - Dec (*) 2013	Jan - Dec 2014	Var.% 2014 / 2013
25,294	38,209	37,739	49.2%	Revenues (Million Ps)	90,113	141,942	57.5%
3,820	8,044	1,364	-64.3%	Operating income (Million Ps)	12,015	19,742	64.3%
1,918	3,212	1,383	-27.9%	Net income (**) (Million Ps)	5,681	9,002	58.5%
7,511	13,603	8,437	12.3%	Adj. EBITDA (Million Ps)	23,962	41,412	72.8%
4.89	8.19	3.52	-28.0%	Earnings per share ARS (**) (Ps per Share)	14.44	22.95	58.9%
7,539	5,734	2,417	-67.9%	Comprehensive Income (Million Ps)	17,666	25,125	42.2%
4,320	13,776	17,969	315.9%	Capital Expenditures (***) (Million Ps)	29,848	58,881	97.3%

Adjusted EBITDA= Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

(*)	Jan - Dec 2013 results show recurring results, which do not include the provision for claims relating to AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM) arbitration.
(**)	Attributable to controlling shareholder.
(***)	Capital expenditures for Jan - Dec 2014 consolidated results include the acquisitions of Apache Group assets in Argentina (net from the assignment to Pluspetrol), Bajada de Añelo, La Amarga Chica, Puesto Hernández, Lajas and La Ventana joint ventures, for a total amount of Ps 7,442 million. Capital expenditures for Jan - Dec 2013 and Q4 2013 include the assignment of Loma Campana to Chevron for a total negative amount of Ps 6,708 million.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR FULL YEAR 2014

•	Revenues for 2014 were Ps 141.9 billion, 57.5% higher than 2013 with notable increases in revenues from sales of diesel, an increase of Ps 18.2 billion, gasoline, an increase of Ps 11.3 billion, and natural gas, an increase of Ps 8.3 billion.

•	For 2014, operating income was Ps 19.7 billion, 64.3% higher than 2013 while adjusted EBITDA for 2014 was Ps 41.4 billion, 72.8% higher than adjusted EBITDA for 2013.

•	Operating cash flow was Ps 46.2 billion for 2014, 120.2% higher than the Ps 21 billion reported for 2013. With respect to total investments in fixed assets, there was a 75.3% increase to Ps 52.3 billion. The net debt to adjusted EBITDA ratio for 2014 was 0.95x, slightly higher than 0.9x for 2013.

•	Total hydrocarbon production for 2014 was 13.5% higher than 2013, reaching 560.1 Kbped. Crude oil production was 244.6 kbbld for 2014, 5.3% higher than 2013. Natural gas production was 42.4 Mm3d for 2014, 25.1% higher than 2013. Average crude oil processed for 2014 reached 290 Kbbld, 4.3% higher than 2013. The refinery utilization average for 2014 was 91%.

Consolidated Results Full Year 2014 and Q4 2014

•	In 2014, 333 Mboe of hydrocarbon reserves were added, of which 154 Mbbl corresponds to liquids and 179 Mboe to corresponds natural gas. Proved reserves (P1) increased 11.9% from 1,083 Mboe in 2013 to 1,212 Mboe in 2014. The reserve replacement ratio was 163%, while same ratio for natural gas was 184%.

2. ANALYSIS OF RESULTS FOR FULL YEAR 2014 AND Q4 2014

2.1 CUMULATIVE RESULTS FOR FULL YEAR 2014 COMPARED TO FULL YEAR 2013

Revenues for 2014 were Ps 141.9 billion, an increase of 57.5% compared to 2013. This increase was driven mainly by higher sales in the domestic market of: (i) diesel for Ps 18.2 billion, an increase of 52%, with an increase in sales volume of 0.8%, (ii) gasoline for Ps 11.3 billion, an increase of 64%, with an increase in sales volume of 3.9%, (iii) natural gas for Ps 8.3 billion, an increase of 91.5% primarily from stronger production for the period and the addition of sales from YSUR of approximately Ps 1.5 billion and higher average prices, (iv) fuel oil for Ps 2.9 billion, an increase of 134%, (v) petrochemical products for Ps 1.5 billion, an increase of 62% and (vi) jet fuel for Ps 1.2 billion, an increase of 70%. Exports increased Ps 3 billion, an increase of 28%, driven by higher prices in Argentine peso terms for exports of jet fuel, flour, oils and grains, fuel oil and petrochemical products, which offset the decrease in exported volumes during the year.

Cost of sales for 2014 were up by 53.5% compared to 2013. Purchases increased principally due to (i) the price increase in Argentine peso terms of crude oil purchased from third parties in the domestic market, an increase of 56.1%, and (ii) greater imports of gasoline and diesel of Ps 2.8 billion, an increase also driven almost entirely by higher prices in Argentine peso terms. With respect to other production costs for the year, the increase was mainly due to (i) higher depreciation of fixed assets of Ps 8.4 billion resulting from higher investments in assets and the amortization of YSUR´s assets, which are now consolidated, (ii) higher expenses for construction and service contracts of Ps 6.2 billion, directly related to stronger activity of the company and (iii) higher royalty payments for Ps 3.6 billion generated by higher volumes produced and higher wellhead prices in Argentine peso terms.

With respect to the damage affecting the La Plata Refinery, insurance compensation of approximately Ps 2.0 billion for lost profits was received in 2014 under our insurance policy. This amount was recorded as a reduction to cost of sales based on the assumption that lower volumes of refined products would have been imported if the refinery had not been damaged. In relation to this incident, Ps 1.5 billion of other income (expenses), net was recorded in Q4 2013, primarily due to insurance compensation for material damage and insurance compensation of Ps 0.5 billion for lost profits was recorded as a reduction to cost of sales.

Selling expenses for 2014 were Ps 10.1 billion, an increase of 33.6% compared to 2013. The increase was driven principally by higher bank transaction taxes as well as increased transportation expenses for products, which arose mainly from higher transportation fees for fuel products in the domestic market and higher volumes transported and sold.

Consolidated Results Full Year 2014 and Q4 2014

Administration expenses for 2014 were Ps 4.0 billion, an increase of 68.7% compared to 2013. The increase was mainly due to higher payroll expenses due to salary adjustments made throughout 2014, higher institutional publicity expenses related to the launch of the company’s new Infinia premium fuel and the relaunch of our Serviclub loyalty program, higher expenses for IT service contracts and the YSUR consolidation process.

Exploration expenses were Ps 1.2 billion, an increase of 145.4% compared to 2013. The increase was primarily due to a substantial increase in the company’s exploration activities in Argentina. Ps 2.3 billion in exploration assets were added in 2014, an increase of approximately 148% compared to 2013. The company maintained its overall rate of exploratory success.

Other revenues (expenses) net, were negative Ps 1.0 billion for 2014, compared to positive Ps 0.2 billion for 2013, which included among others the compensation for lost profit as before mentioned, partially offset by the provision for claims related to the AESU and TGM arbitration and an approximately Ps 1.2 billion expense recorded due to legal claims for alleged past contractual obligations by third parties against Maxus Energy Corporation, YPF Holdings’ subsidiary. The increase in expenses was partially offset by the Ps 1.5 billion insurance compensation for lost profits discussed above and by proceeds from the sale to Sinopec of a 30% interest in the concession extension for the La Ventana area in the province of Mendoza and proceeds from the assignment of Pluspetrol assets.

In 2014, operating income reached Ps 19.7 billion, an increase of 64.3% compared to 2013. The increase resulted from significant increases in operating income from the upstream and the downstream business segments of 72.1% and 63.3%, respectively.

Adjusted EBITDA for 2014 was Ps 41.4 billion, an increase of 72.8% compared to 2013. Beginning in Q4 2014, the company changed how it calculated adjusted EBITDA to include expenses for unproductive exploratory drillings, because these expenses are considered a capital expenditure for each year before they are recorded as expenses later in the year (if the wells drilled prove to be unproductive). These expenses were Ps 1.3 billion for 2014, compared to Ps 0.5 billion for 2013.

Financial results for 2014 were positive in Ps 1.8 billion, compared to positive Ps 2.8 billion for 2013. This decrease was driven primarily by increased interest expenses due to increases in the company’s overall indebtedness and higher average interest rates paid during 2014 compared to 2013. It was partially offset by higher foreign exchange gains on net monetary assets in Argentine peso terms, due to a faster rate of depreciation of the Argentine peso in 2014 compared to 2013.

Income tax for 2014 was Ps 13.2 billion, an increase of approximately Ps 4.0 billion higher than the year 2013 income tax of Ps 9.3 billion. This increase was principally due to an increase in current tax liability of Ps 4.5 billion as a result of higher revenues in 2014 and the decrease in deferred income tax of Ps 0.5 billion.

Net income for 2014 was Ps 9.0 billion, an increase of 58.5% compared to 2013.

Consolidated Results Full Year 2014 and Q4 2014

Total capital expenditures in fixed assets for the year 2014 increased by 97.3% to reach Ps 58.9 billion. This includes: (i) for the year 2014 the changes in fixed assets due to the acquisition of Apache Group’s assets, net from the assignment of assets to Pluspetrol, and the assignment of working interest in Bajada de Añelo, La Amarga Chica, Puesto Hernández, Lajas and La Ventana joint ventures all of which totaled Ps 7.4 billion, and (ii) for year 2013 the assignment of the working interest in Loma Campana to Chevron that reduces fixed asset by Ps 6.7 billion. The increase in investment, without considering the changes in fixed assets mentioned above, is 40.7% with a total investment amount of Ps 51.4 billion. Most of these capital expenditures refer to stronger development activities in the Upstream business segment, both of conventional and non-conventional production projects and the progress in projects within the Downstream business segment.

During 2014, hydrocarbon reserves of 333 Mboe were added, of which 154 Mbbl correspond to liquids and 179 Mboe to natural gas. Proved reserves increased 11.9% from 1,083 Mboe in 2013 to 1,212 Mboe in 2014. The reserve replacement ratio was 163%, while same ratio for gas was 184%.

During 2014, the company issued negotiable obligations in the local capital markets for a total amount equivalent of Ps 3.8 billion and in the international capital markets for US$1.1 billion. The company maintained the average maturity of its indebtedness at approximately 3.5 years. As of December 31, 2014, 35% of the company’s indebtedness was denominated in Argentine pesos and the rest was primarily denominated in U.S. dollars.

2.2 RESULTS FOR Q4 2014 COMPARED TO Q4 2013

Revenues for Q4 2014 were Ps 37.7 billion, an increase of 49.2% compared to Q4 2013. This increase was driven mainly by higher sales in the domestic market of: (i) diesel for Ps 4.5 billion, an increase of 47% with stable sales volumes, (ii) gasoline for Ps 2.8 billion, an increase of 55%, with an increase in sales volumes of 0.4%, (iii) natural gas for Ps 2.4 billion, an increase of 89.9%, driven by higher production, the addition of sales from YSUR of approximately Ps 0.6 billion and higher average prices, (iv) fuel oil for Ps 0.7billion, an increase of 89%, (v) jet fuel for Ps 0.3 billion, an increase of 67% and (vi) petrochemical products for Ps 0.3 billion, an increase of 46%. Exports increased Ps 0.6 billion, an increase of 23%, driven by higher sales volumes and prices in Argentine peso terms for exports of jet fuel, flour, oils and grains, fuel oil and petrochemical products.

Cost of sales for Q4 2014 were Ps 29.7 billion, an increase of 50.6% compared to Q4 2013. Purchases increased principally due to (i) the increase in Argentine peso terms of prices for crude oil purchased from third parties in the domestic market (an increase of approximately 44%), which was partially offset by lower overall volumes purchased due to the company’s increased production, (ii) increases in biofuel purchases of Ps 0.9 billion and (iii) increased costs to import diesel and gasoline of Ps 0.3 billion, due primarily to higher prices in Argentine peso terms as a result of the devaluation of the Argentine peso against the US Dollar, which was partially offset by lower volumes purchased. Other costs of sales increased principally due to (i) higher depreciation of fixed assets of Ps 2.8 billion related to increased investment activity and the impact of higher foreign exchange rates affecting the depreciation charge,

Consolidated Results Full Year 2014 and Q4 2014

(ii) greater activity and expenses related to construction and service contracts of Ps 1.5 billion, in part related to the consolidation of YSUR and (iii) increased royalty payments of Ps 1.0 billion as a result of higher production volumes and higher wellhead prices in Argentine peso terms.

With respect to the incident that occurred at the La Plata Refinery in Q2 2013, insurance compensation of Ps 0.4 billion for lost profits was received in Q4 2014. This was recorded as a reduction to cost of sales based on the assumption that lower volumes of refined products would have been imported if the refinery had not been damaged. In Q4 2013, insurance compensation for lost profits was Ps 0.5 billion, which was also recorded as a reduction to cost of sales.

Selling expenses for Q4 2014 were Ps 2.8 billion, an increase of Ps 0.8 billion compared to Q4 2013. This increase was driven principally by higher transportation expenses for products and higher transported and sold volumes, as well as increased bank transaction taxes, publicity and other marketing expenses and, to a lesser extent, higher withholdings on exports.

Administration expenses for Q4 2014 were Ps 1.4 billion, Ps 0.6 billion higher than Q4 2013. The increase was mainly due to higher payroll expenses, higher publicity expenses related to the launch of the company’s new Infinia premium fuel and the relaunch of our Serviclub loyalty program and the consolidation of YSUR.

Exploration expenses were Ps 0.8 billion, an increase of approximately Ps 0.5 billion compared to Q4 2013, mainly due to a significant increase in exploration activities in Argentina.

Other revenues (expenses) net, were negative by approximately Ps 3.0 billion compared to fourth quarter of 2013. This increase in expenses was driven primarily by an approximately Ps 1.2 billion expense due to legal claims by third parties against Maxus Energy Corporation, YPF Holdings’ subsidiary. In addition, insurance compensation of Ps 1.5 billion for material damage related to the La Plata Refinery incident was paid in Q4 2013, which decreased expenses for that quarter.

Operating income for Q4 2014 reached Ps 1.4 billion, a decrease of 64.3% lower than the Ps 3.8 billion reported for same period of 2013. In turn, adjusted EBITDA for Q4 2014 was Ps 8.4 billion, an increase of 12.3% compared to Q4 2013. Excluding the Q4 2013 insurance compensation payout as well as the Q4 2014 Maxus Energy Corporation expenses described above, operating income and adjusted EBITDA would have been positive by 10.7% and 50.6% respectively.

Financial results for Q4 2014 were negative Ps 1.7 billion, compared to positive Ps 1.9 billion for Q4 2013. This decrease was primarily driven by increased interest expenses due to increases in the company’s overall indebtedness level and lower foreign exchange gains on net monetary assets in Argentine peso terms due to a slower rate of depreciation of the Argentine peso in Q4 2014 compared to Q4 2013.

Income tax amount for Q4 2014 was positive Ps 1.1 billion, approximately Ps 5.2 billion better than the expense for Q4 2013, which was Ps 4.1 billion. This difference arises principally from the positive variation of deferred income tax of Ps 6.8 billion, due to a lower effective rate finally applied by 2014 year

Consolidated Results Full Year 2014 and Q4 2014

end on account of the resulting exchange rate prevailing as of year-end, considering the impact on translation differences for fixed assets and consequently deferred liabilities; this should also be compared to what happened in the last quarter of 2013.

Net income for Q4 2014 was Ps 1.4 billion, a decrease of 27.9% compared to Q4 2013.

Total capital expenditures in fixed assets for the quarter was Ps 18.0 billion, 62.9% higher than that for Q3 2013, not considering for this later period the assignment of the working interest in Loma Campana to Chevron that reduces fixed asset by Ps 6.7 billion. This greater investment arises from (i) an increase in development activities, principally well drilling and workover and (ii) progress in the set of projects developed by our Downstream business segment.

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS UNIT

3.1 UPSTREAM

Q4 2013	Q3 2014	Q4 2014	Var.% Q4 14/Q4 13		Jan - Dec (*) 2013	Jan - Dec 2014	Var.% 2014 / 2013
1,729	4,463	1,572	-9.1%	Operating income (Million Ps)	7,179	12,353	72.1%
12,673	19,357	19,736	55.7%	Revenues (Million Ps)	42,697	70,697	65.6%
239.3	246.0	249.8	4.4%	Crude oil production (Kbbld)	232.3	244.6	5.3%
54.7	44.6	58.1	6.2%	NGL production (Kbbld)	48.2	48.7	1.0%
35.5	44.9	43.7	23.1%	Gas production (Mm3d)	33.9	42.4	25.1%
517.0	573.0	582.8	12.7%	Total production (Kboed)	493.4	560.1	13.5%
304	306	804	164.5%	Exploration costs (Million Ps)	829	2,034	145.4%
1,975	11,131	14,138	616.0%	Capital Expenditures (**) (Million Ps)	22,799	49,081	115.3%
2,902	4,618	5,516	90.1%	Depreciation (Million Ps)	9,591	17,180	79.1%
				Realization Prices
74.7	76.1	76.4	2.3%	Crude oil prices in domestic market (***) Period average (USD/bbl)	71.4	73.7	3.2%
4.00	4.28	4.42	10.5%	Average gas price (****) (USD/Mmbtu)	3.79	4.29	13.2%

(*)	Jan - Dec 2013 consolidation shows recurrent results not including the provision for claims relating to AESU and TGM arbitration.
(**)	Capital expenditures for Jan- Dec 2014 consolidated results include the acquisitions of Apache Group assets in Argentina (net from the assignment to Pluspetrol), Bajada de Añelo, La Amarga Chica, Puesto Hernández, Lajas and La Ventana joint ventures, for a total amount of Ps 7,442 million. Capital expenditures for Jan- Dec 2013 and Q4 2013 include the assignment of Loma Campana to Chevron for a total negative amount of Ps 6,708 million.
(***)	Q3 and Q4 2014 include YSUR crude oil sales prices.
(****)	Q4 2013 and consolidated values Jan- Dec 2013 were recalculated. Also, Q3 and Q4 2014 include gas sales prices from YSUR.

Consolidated Results Full Year 2014 and Q4 2014

3.1.1 CUMULATIVE RESULTS

Operating income for the Upstream business segment for 2014 was Ps 12.4 billion, an increase of 72.1% compared to recurring operating income of 2013.

Revenues for 2014 were Ps 70.7 billion, an increase of 65.6% compared to 2013, driven primarily by higher volumes produced and transferred to our Downstream business segment and higher average prices in Argentine peso terms for crude oil and natural gas. All of YPF’s net production of natural gas, except for volumes from the YSUR group (which are directly sold to third parties), is assigned to the downstream business segment for sale to third parties at prices obtained by YPF, net of an intracompany sales charge.

The average price in U.S. dollar terms for crude oil in the domestic market for 2014 was U.S.$73.70/Bbl, an increase of 3.2% compared to 2013. The average price for natural gas for 2014 was U.S.$4.29/Mmbtu, an increase of 13.2% compared to 2013. For both products, these prices include the average sales prices obtained by YSUR for crude oil and natural gas of U.S.$79.20/Bbl and U.S.$3.32/Mmbtu, respectively.

Total hydrocarbon production for 2014 was 560.1 Kboed, an increase of 13.5% compared to 2013, which was fueled by 5.7% organic growth in YPF’s production. This includes additional production relating to the acquisition of an additional 38.45% interest in the Puesto Hernandez area in January 2014 and the acquisition of YSUR, which added 38.6 Kbped of production. Crude oil production was 244.6 Kbbld in 2014, an increase of 5.3%, and natural gas production was 42.4 Mm3d, an increase of 25.1%.

The organic growth in production comes mainly from the Neuquina basin, especially the production of tight gas from Lajas formation that reached a daily average of 3.5 Mm3d, an increase of 439% compared to 2013.

During 2014, 908 wells were drilled, 255 targeting non-conventional formations: 173 in Loma Campana, 44 in segment 5 (Lajas), Loma La Lata, 29 in Rincón del Mangrullo and 9 in El Orejano. As of December 31, 2014, the total number of active drilling units was 74.

Cost of sales for 2014 increased by 64.3% (an increase of Ps 22.8 billion), compared to 2013, mainly due to (i) higher amortization for Ps 7.6 billion in 2014, as a result of increased investments and higher valuations of assets in Argentine peso terms, (ii) an increase of Ps 5.1 billion in costs of outsourced services, mainly relating to increased activity, higher rates in Argentine peso terms for these services and the consolidation of YSUR, (iii) increased royalties of Ps 3.6 billion, mainly due to higher production volumes and higher Argentine peso-denominated prices at wellhead and the consolidation of YSUR and (iv) increase of Ps 1.2 billion in exploration costs for reasons previously discussed.

It is noteworthy that unit operating cash costs in U.S. dollars decreased by 5.7% to U.S.$24.90/Boe in 2014 from U.S.$26.40/Boe in 2013 (including taxes of U.S.$5.50/Boe and U.S.$5.60/Boe respectively), principally due to both higher production and the devaluation of the Argentine peso compared to the U.S. dollar. The average lifting cost for the company was U.S.$13.90/Boe, 6.8% lower than U.S.$15.20/Boe in 2013.

Consolidated Results Full Year 2014 and Q4 2014

Reserves

In 2014, 333 Mboe of hydrocarbon reserves were added, of which 154 Mbbl corresponds to liquids and 179 Mboe, or 28 billion Mm3 was natural gas. Proved reserves increased 11.9%, from 1,083 Mboe in 2013 to 1,212 Mboe in 2014. YSUR consolidated reserves of 140 Mboe are included in the 2014 figure.

Consequently, the reserve replacement ratio was 163%, while the same ratio was 184% for natural gas and 144% for liquids. In 2013, the reserve replacement ratio was 158%.

Proved reserves were added in (i) Aguada Toledo—Sierra Barrosa for the development of tight gas from the Lajas formation, (ii) Rincón del Mangrullo for the development of tight gas in the Mulichinco formation, (iii) relation to concession extensions in the Provinces of Rio Negro (both for YPF and YSUR) and Tierra del Fuego (for YSUR), (iv) Loma Campana for the development of shale oil in the Vaca Muerta formation, (v) the oil fields in basin Golfo San Jorge and Neuquina for new oil and gas development projects and (vi) relation to the extension of secondary recovery. Reserves were also added through the consolidation of YSUR. There was also a decrease in reserves of 41 Mboe in 2014 as a result of the sale of extensions relating to contracts in Magallanes and La Ventana areas to ENAP Sipetrol and Sinopec, respectively, as well as the assignment of blocks to GyP, mainly Puesto Cortadera.

Consolidated Results Full Year 2014 and Q4 2014

3.1.2 FOURTH QUARTER 2014

Operating income for the upstream business segment for Q4 2014 was Ps 1.6 billion, a decrease of 9.1% compared to Q4 2013.

Revenues for Q4 2014, sales increased by 55.7% compared to Q4 2013, primarily due to higher crude oil and natural gas sales. Crude oil sales increased Ps 4.3 billion, an increase of by 44.1%, due to increases in the price per barrel in Argentine peso terms and higher volumes produced and transferred to our Downstream business segment. Revenues from natural gas increased by 79.2% compared to Q4 of 2013, as a result of higher volumes produced and increases in the average sales price.

The average price in U.S. dollars terms for crude oil in the domestic market for Q4 2014 was U.S.$76.4/bbl, an increase of 2.3% compared to 2013. The average price for natural gas for Q4 2014 was U.S.$4.42/Mmbtu, an increase of 10.5% compared to Q4 2013. For both products, these prices include the average sales prices obtained by YSUR for crude oil and natural gas of U.S.$82.90/Bbl and U.S.$4.20/Mmbtu, respectively. Since November 2014, YSUR has been part of the Argentine government’s “Gas Plan II,” with retroactive effect to July 2014. For that reason, the average price for Q4 2014 was considerably higher than the average price for Q3 2014.

In Q4 2014, total hydrocarbon production was 582.8 Kboed, 12.7% higher than that for the same quarter of 2013; crude oil production was 249.8 Kbbld (an increase of 4.4%); natural gas production was 43.7 Mm3d (an increase of 23.1%) and NGL production was 58.1Kbbld (an increase of 6.2%). Consolidated daily hydrocarbon production from YSUR was 46.6 Kboed, including crude oil 9.4 Kbbld, NGL 1.8 Kbbld and natural gas 5.6 Mm3d.

Total unconventional hydrocarbon production for Q4 2014 was 38 Kboed, including 20.3 Kbbld of crude oil, 7.9 Kbbld of NGL and 1.6 Mm3d of natural gas, of which YPF consolidates approximately 50%. During Q4 2014, 38 new wells were put in production targeting the Vaca Muerta formation, reaching a total of approximately 300 wells, including 18 active drilling rigs and seven workovers.

With respect to tight gas activity: (i) in the project to develop the Lajas formation, 11 wells were drilled and developed in Q4 2014 and the average production of natural gas was 4.0 Mm3d and (ii) in the project to develop the Mulichinco formation in the Rincón del Mangrullo area, natural gas production net for YPF was 0.8 Mm3d.

Work continues on the recovery of production in the Malargüe area, which was affected by the fire that occurred in March of 2014 at the Cerro Divisadero plant, located in the province of Mendoza. During Q4 2014, crude oil production in Malargüe reached an average of 7.2 kbbld (2 kbbld below levels before the incident).

Cost of sales for Q4 2014 increased by 66.0% (an increase of Ps 7.2 billion), mainly due to (i) higher amortization of Ps 2.6 billion in 2014, as a result of increased investments and higher valuations of assets in Argentine pesos terms, (ii) an increase of Ps 1.5 billion in costs of outsourced services, mainly relating to increased activity and the consolidation of YSUR, (iii) an increase in royalties of

Consolidated Results Full Year 2014 and Q4 2014

Ps 1.0 billion, mainly due to higher production volumes, higher Argentine peso-denominated wellhead prices and the consolidation of YSUR and (iv) an increase in exploration costs of Ps 0.5 billion, mainly due to higher charges for geological studies performed during the current period.

CAPEX

Cumulative capital expenditures of the Upstream business segment for the year 2014 was Ps 49.1 billion, a 115.3% increase compared to 2013, which included: (i) for the year 2014 the changes in fixed assets due to the acquisition of Apache Group’s assets, net of the assignment of assets to Pluspetrol, and the assignment of working interest in Bajada de Añelo, La Amarga Chica, Puesto Hernández, Lajas and La Ventana joint ventures all of which totaled Ps Ps 7,4 billion, and (ii) for the year 2013 the assignment of the working interest in Loma Campana to Chevron that reduces fixed asset by Ps 6.7 billion. The increase in investment, without considering the changes in fixed assets mentioned above, is 40.7% with a total investment amount of Ps 51.4 billion. Upstream investment in Q4 2014 was Ps14.1 billion, outpacing that for same period in 2013, without considering the Ps 6.7 billion reduction of fixed assets mentioned above, by 62.8%.

Capital expenditures in the Upstream business segment for Q4 2014 were Ps 14.1 billion, an increase of 62.8% compared to Q4 2013. This increase was primarily as a result of investments in (i) the Neuquina basin, in the areas of Loma Campana, Aguada Toledo - Sierra Barrosa (development of tight gas in Lajas formation) and Puesto Molina, (ii) the Golfo San Jorge basin, in the areas of Manantiales Behr and El Trébol in the province of Chubut to increase recovery and in the areas of Los Perales, Cañadón Seco, Cañadón Yatel and Cañadón de la Escondida in the province of Santa Cruz and (iii) the Cuyana basin, in the areas in the North of Mendoza.

In Q4 2014, exploration investments were made in (i) the Neuquina basin, in the areas of Bandurria, El Manzano, Loma del Molle, Cerro Arena, Las Lajas East, Rincón del Mangrullo, Los Caldenes, Cañadón Amarillo and Paso Bardas, (ii) the Golfo San Jorge basin in Barranca Baya, Los Perales, Cerro Piedra and Manantiales Behr and (iii) the Cuyana basin, the areas of Barrancas, La Ventana and Los Tordillos.

Consolidated Results Full Year 2014 and Q4 2014

3.2 DOWNSTREAM

Q4 2013	Q3 2014	Q4 2014	Var.% Q4 14/Q4 13		Jan - Dec 2013	Jan - Dec 2014	Var.% 2014 / 2013
2,767	3,864	1,740	-37.1%	Operating income (Million Ps)	6,721	10,978	63.3%
24,623	35,746	35,347	43.6%	Revenues (Million Ps)	86,771	133,743	54.1%
4,094	4,297	4,445	8.6%	Sales of refined products in domestic market (*) (Km3)	15,988	16,828	5.3%
432	284	428	-0.9%	Exportation of refined products (Km3)	1,502	1,541	2.6%
198	232	216	9.3%	Sales of petrochemical products in domestic market (**) (Ktn)	779	849	9.0%
49	88	54	10.2%	Exportation of petrochemical products (**) (Ktn)	281	254	-9.6%
287	299	296	3.1%	Crude oil processed (Kboed)	278	290	4.3%
90%	94%	93%	3.1%	Refinery utilization (%)	87%	91%	4.3%
2,106	2,311	3,248	54.2%	Capital Expenditures (Million Ps)	4,903	8,392	71.1%
485	634	675	39.3%	Depreciation (Million Ps)	1,452	2,445	68.4%
704	789	778	10.5%	Average domestic market gasoline price (***) (USD/m3)	712	761	6.9%
774	824	814	5.1%	Average domestic market diesel price (***) (USD/m3)	783	799	2.1%

(*)	YSUR sales of LPG not included.
(**)	Fertilizer sales not included
(***)	Price net of deductions and commissions before tax

3.2.1 CUMULATIVE RESULTS

Operating income for the Downstream business segment for 2014 was Ps 11.0 billion, an increase of 63.3% compared to 2013.

Revenues for 2014 were Ps 133.7, an increase of 54.1% compared to 2013, primarily due to higher sales of diesel, which totaled Ps 18.2 billion, and gasoline, which totaled Ps 11.3 billion, driven in part by higher average prices in Argentine peso terms and an increase in sales volumes of 0.8% and 3.9%, respectively. Fuel oil sales were Ps 7.7 billion, an increase of Ps 3.8 billion, due to higher prices in Argentine peso terms and an increase in sales volumes of 33.4%. Sales of petrochemical products reached Ps 5.9 billion, an increase of Ps 2.0 billion, also due to higher prices in Argentine peso terms and an increase in sales volumes of 4.2%. In 2014, exports of jet fuel totaled Ps 3.3 billion, an increase of Ps 1.0 billion, and exports of flour, oils and grains reached Ps 3.1 billion, an increase of Ps 1.0 billion.

Consolidated Results Full Year 2014 and Q4 2014

Cost of sales for 2014 increased by 53.4% compared to 2013. The increase was primarily due to (i) a Ps 22.5 billion increase in purchases of crude oil due to price increases in Argentine peso terms, both with respect to volumes transferred from the upstream business segment and crude oil purchased from other producers, (ii) a Ps 2.8 billion increase in biofuel purchased due to higher prices and greater volumes purchased, (iii) a Ps 2.7 billion increase in imports of diesel and gasoline, mainly due to higher prices paid in Argentine peso terms and a 1.0% increase in imported volumes and (iv) an increase in depreciation expenses of Ps 1.0 billion.

Insurance compensation of Ps 2.0 billion for lost profits was received in 2014 related to the incident at the La Plata Refinery during Q2 2013. This amount was recorded primarily as a reduction to cost of sales. Ps 1.5 billion was recorded as other income (expenses), net in Q4 2013, as compensation for material damage. Ps 0.5 billion was recorded as a reduction to cost of sales in Q4 2013.

Refinery utilization for 2014 was 91%, an increase of 4.3 percentage points compared to 2013, which represented a significant recovery after the incident in Q2 2013 at La Plata Refinery.

3.2.2 Q4 2014

Operating income for the Downstream business segment for Q4 2014 was Ps 1.7 billion, a decrease of 37.1% compared Q4 2013.

Revenues for Q4 2014 were Ps 35.3, an increase of 43.6% compared to Q4 2013, primarily due to higher sales of diesel, which totaled Ps 4.5 billion, and gasoline, which totaled Ps 2.8 billion, due in part to higher average prices in Argentine peso terms with steady sales volumes. In turn, for the same period, international sales increased by 23% (an increase of Ps 0.6 billion), principally due to higher volumes exported (an increase of Ps 0.5 billion) as well as higher average prices in Argentine peso terms (an increase of Ps 0.1 billion)

Cost of sales for Q4 2014 increased by 44.0% or Ps 10.3 billion (without considering the insurance recovery for material damage of Ps 1.5 billion charged in fourth quarter 2013) compared to the same period of prior year. This increase is primarily due to (i) a Ps 4.7 billion increase in purchases of crude oil due to price increases in Argentine peso terms, both with respect to volumes transferred from the upstream business segment and crude oil purchased from other producers, (ii) a Ps 0.9 billion increase in biofuel purchased due to higher prices and greater volumes purchased and (iii) Ps 0.2 billion in higher depreciation costs. Imports of diesel were Ps 1.8 billion, an increase of 3.6%, due to higher prices in Argentine peso terms of imported diesel, which was partially offset by a 13.5% drop in the volume purchased.

Insurance compensation of Ps 0.4 billion for lost profits was received in Q4 2014 related to the incident at the La Plata Refinery during Q2 2013. This amount was primarily recorded as a reduction to cost of sales.

Consolidated Results Full Year 2014 and Q4 2014

Increased availability of light crude oil allowed the La Plata Refinery to reach its pre-incident processing levels. As a result, crude oil processing volume for Q4 2014 was 296 Kbbld, a 3.1% increase compared to Q4 of 2013.

CAPEX

Cumulative capital expenditures in the downstream business segment for 2014 were Ps 8.4 billion, an increase of 71.2% compared to 2013.

Capital expenditures in the downstream business segment for Q4 2014 were Ps 3.2 billion, an increase of 54.2% compared to Q4 2013. This increase was primarily as a result of the progress achieved on multi-year projects and the engineering process in new units intended to increase gasoline and diesel production capacity as well as improve the quality of these products. In addition, a coke unit and a new alkylation unit at the La Plata Refinery as well as the new gasoline hydrogenation units in La Plata and Mendoza Refineries were installed, works were performed to improve YPF’s logistical facilities and projects were carried to optimize safety and environmental performance.

3.3 CORPORATE

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for 2014 was a loss of Ps 3.3 billion, a 119.6% decrease compared to a loss of Ps 1.8 billion for 2013. Results from this segment were mainly impacted by a provision of Ps 1.2 billion for Maxus Energy Corporation, YPF Holdings’ subsidiary, relating to claims from third parties for alleged contractual obligations to be timely appealed by this subsidiary, and to a lesser extend by Increased costs due to higher corporate salaries and social charges, higher service and publicity fees relating to the launch of the company’s new Infinia premium fuel and the relaunch of our Serviclub loyalty program, all of which is partially offset by better results achieved in 2014 from our controlled company AESA.

In turn, consolidation adjustments relating to eliminating results among business segments not transferred to third parties were negative Ps 0.2 billion for 2014 and negative Ps 0.4 billion for 2013.

3.4 RELATED COMPANIES

For 2014, results from related companies (mainly due to positive results from Profertil, Mega and Refinor), were Ps 0.6 billion, an increase of Ps 0.2 billion compared to results for 2013. For Q4 2014, results from related companies were Ps 0.5 billion, an 80% increase from Ps 0.3 billion for Q4 2013.

Consolidated Results Full Year 2014 and Q4 2014

4. LIQUIDITY AND SOURCES OF CAPITAL

During 2014, net cash flows provided by operating activities reached Ps 46.2 billion, a 120.2% increase compared 2013. The Ps 25.2 billion increase was generated by the growth of adjusted EBITDA (approximately Ps 17.5 billion) and increased working capital, including the receipt of Ps 1.7 billion in compensation for lost profits relating to the incident at the La Plata Refinery that occurred in April 2013 and a similar amount relating to expenditures for advances and payment of tax return settlements, although net income before tax was 54% higher in 2014 compared to 2013.

As to financing activities for 2014, the company had net cash flows provided by financing activities of approximately Ps 5.0 billion, arising from higher indebtedness and debt refinancing, mainly by issuing negotiable obligations in the local and international markets. In April 2014, we issued U.S.$1.0 billion of 10-year notes in the international markets, the largest ever offering by an Argentine company. Additionally, we used Ps 0.2 billion to repurchase our own shares during 2014.

Such cash generation resulted in cash and equivalents of Ps 9.8 billion as of December 31, 2014, a decrease of Ps 1.0 billion. Also, compared to December 31, 2013, financial net debt reported an increase of Ps 18.4 billion (an increase of 86.7%) to reach Ps 39.5 billion by December 31, 2014, while gross debt of the company reported a Ps 17.4 billion increase (an increase of 54.6%).

The average cost of debt denominated in Argentine pesos by the end of Q4 2014 was 23.05%, while the average cost of debt denominated in U.S. dollars was 6.84%. Also, the ratio of net debt to adjusted EBITDA as of December 31, 2014 was 0.95x slightly above the 0.9x as of December 31, 2013.

During the first half of February 2015, our cash position was strengthened by the reopening of Series XXVI and Series XXVIII notes with an issuance of additional negotiable obligations in the international capital markets for a total additional amount of U.S.$0.5 billion and the new issuance in the local market of negotiable obligations Series XXXVI and XXXVII for Ps 1.2 billion.

YPF Notes issued after December 31, 2014 are detailed below:

YPF Note	Amount	Interest Rate	Maturity
Series XXVI	USD175 million	8.875%	60 months
Series XXVIII	USD 325 million	8.75%	120 months
Series XXXVII	ARS 950 million	BADLAR + 4.74%	60 months
Series XXXVII	ARS 250 million	BADLAR + 3.49%	24 months

Consolidated Results Full Year 2014 and Q4 2014

5. TABLES AND NOTES

Q4 2014 Results

Consolidated Results Full Year 2014 and Q4 2014

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q4	Q3	Q4	Var.%		Jan - Dec	Jan - Dec	Var.%
2013	2014	2014	Q4 14/Q4 13		2013	2014	2014 / 2013
25,294	38,209	37,739	49.2%	Revenues	90,113	141,942	57.5%
(19,708)	(26,365)	(29,684)	50.6%	Costs of sales	(68,094)	(104,492)	53.5%

5,586	11,844	8,055	44.2%	Gross profit	22,019	37,450	70.1%

(2,016)	(2,766)	(2,827)	40.2%	Selling expenses	(7,571)	(10,114)	33.6%
(797)	(1,119)	(1,414)	77.4%	Administration expenses	(2,686)	(4,530)	68.7%
(304)	(306)	(804)	164.5%	Exploration expenses	(829)	(2,034)	145.4%
1,351	391	(1,646)	(221.8%)	Other expenses	227	(1,030)	(553.7%)

3,820	8,044	1,364	(64.3%)	Operating income	11,160	19,742	76.9%

276	38	497	(80.1%)	Income on investments in companies	353	558	58.1%
				Financial income (expenses), net
(462)	(140)	(2)	(99.6%)	Gains (losses) on assets	(1,251)	(1,164)	(7.0%)
351	480	248	(29.3%)	Interests	924	1,326	43.5%
(813)	(620)	(250)	(69.2%)	Exchange differences	(2,175)	(2,490)	14.5%
2,331	87	(1,674)	(171.8%)	(Losses) gains on liabilities	4,086	2,936	(28.1%)
(1,473)	(1,793)	(2,032)	37.9%	Interests	(3,833)	(7,336)	91.4%
3,804	1,880	358	(90.6%)	Exchange differences	7,919	10,272	29.7%

5,965	8,029	185	(96.9%)	Net income before income tax	14,348	22,072	53.8%

197	(2,931)	(1,362)	(791.4%)	Income tax	(2,844)	(7,323)	157.5%
(4,284)	(1,879)	2,477	(157.8%)	Deferred income tax	(6,425)	(5,900)	(8.2%)

(40)	7	(83)		Net income (loss) for noncontrolling interest	(46)	(153)

1,918	3,212	1,383	(27.9%)	Net income for the period (*)	5,125	9,002	75.6%

4.89	8.19	3.52	(28.0%)	Earnings per share, basic and diluted (*)	13.05	22.95	75.8%

5,661	2,515	1,117	(80.3%)	Other comprehensive Income	12,031	16,276	35.3%

7,539	5,734	2,417	(67.9%)	Total comprehensive income for the period	17,110	25,125	46.8%

7,511	13,603	8,437	12.3%	Adj. EBITDA (**)	23,107	41,412	79.2%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Attributable to controlling shareholder.
(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Full Year 2014 and Q4 2014

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q4 figures unaudited, figures expressed in millions of pesos)

	12/31/2013	12/31/2014
Noncurrent Assets
Intangible assets	2,446	4,393
Fixed assets	93,496	156,930
Investments in companies	2,124	3,177
Deferred income tax assets	34	244
Other receivables and advances	2,927	1,691
Trade receivables	54	19

Total Non-current assets	101,081	166,454

Current Assets
Inventories	9,881	13,001
Other receivables and advances	6,506	7,170
Trade receivables	7,414	12,171
Assets available for sale	—	—
Cash and equivalents	10,713	9,758

Total current assets	34,514	42,100

Total assets	135,595	208,554

Shareholders’ equity
Shareholders’ contributions	10,600	10,400
Reserves and unappropriated retained earnings	37,416	62,230
Noncontrolling interest	224	151

Total Shareholders’ equity	48,240	72,781

Noncurrent Liabilities
Provisions	19,172	26,564
Deferred income tax liabilities	11,459	18,948
Other taxes payable	362	299
Salaries and social security	8	—
Loans	23,076	36,030
Accounts payable	470	566

Total Noncurrent Liabilities	54,547	82,407

Current Liabilities
Provisions	1,396	2,399
Income tax liability	122	3,972
Other taxes payable	1,045	1,411
Salaries and social security	1,119	1,903
Loans	8,814	13,275
Accounts payable	20,312	30,406

Total Current Liabilities	32,808	53,366

Total Liabilities	87,355	135,773

Total Liabilities and Shareholders’ Equity	135,595	208,554

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2014 and Q4 2014

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q4	Q3	Q4		Jan - Dec	Jan - Dec
2013	2014	2014		2013	2014
			Cash Flows from operating activities
1,878	3,219	1,300	Net income	5,079	8,849
(276)	(38)	(497)	Income from investments in companies	(353)	(558)
3,447	5,343	6,276	Depreciation of fixed assets	11,236	19,936
55	77	219	Amortization of intangible assets	197	469
678	868	1,370	Consumption of materials and fixed assets and intangible assets retired, net of provisions	2,336	4,041
991	922	3,096	Net increase in provisions	3,272	5,561
(2,300)	1,112	(3,929)	Interest, exchange differences and other	(3,551)	(2,116)
81	28	24	Stock compensation plan	81	80
(1,956)	(505)	(409)	Accrued insurance	(1,956)	(2,041)
			Changes in assets and liabilities:
1,405	(707)	326	Trade receivables	(2,627)	(3,824)
(1,128)	(64)	1,050	Other receivables and liabilities	(1,332)	248
(446)	(384)	2,181	Inventories	(732)	(244)
(1,382)	1,323	3,404	Accounts payable	3,243	5,067
154	2,082	(2,788)	Other Taxes payable	272	218
176	419	296	Salaries and Social Securities	253	727
(197)	(426)	(394)	Decrease in provisions from payments	(713)	(1,974)
144	18	66	Dividends from investments in companies	280	299
—	1,098	—	Insurance charge for loss of profit	—	1,689
3,261	4,009	(2,029)	Net charge of income tax payment	5,979	9,727
4,087	4,810	(1,115)	Income tax	9,269	13,223
(826)	(801)	(914)	Income tax payments	(3,290)	(3,496)

4,585	18,394	9,562	Net cash flows provided by operating activities	20,964	46,154

			Cash flows from investing activities
			Payments for investments:
(9,436)	(13,213)	(14,848)	Acquisitions of fixed assets and Intangible assets	(27,639)	(50,213)
(9)	(9)	(12)	Capital contributions in non-current investments	(20)	(106)
—	—	(1,711)	Liabilities of sales of fixed assets	—	—
—	(357)	8	Acquisitions of participation in UTEs	—	(861)
—	—	—	Acquisition of subsidiaries net of acquired funds	107	(6,103)
5,351	—	2,060	Revenues from sales of fixed assets and intangible assets	5,351	2,060
—	—	—	Insurance charge for material damages	—	1,818

(4,094)	(13,579)	(14,503)	Net cash flows used in investing activities	(22,201)	(53,405)

			Cash flows from financing activities
(1,912)	(3,030)	(4,308)	Payment of loans	(6,804)	(13,320)
(956)	(1,114)	(1,646)	Payment of interests	(2,696)	(5,059)
5,983	4,141	4,607	Proceeds from loans	16,829	23,949
—	(464)	—	Payments of dividends	(326)	(464)
(27)	(145)	(2)	Acquisition of own shares	(120)	(200)
96	—	80	Non controlling interest contribution	96	80

3,184	(612)	(1,269)	Net cash flows provided by financing activities	6,979	4,986

135	222	95	Effect of changes in exchange rates on cash and equivalents	224	1,310

3,810	4,425	(6,115)	Increase (Decrease) in Cash and Equivalents	5,966	(955)

6,903	11,448	15,873	Cash and equivalents at the beginning of the period	4,747	10,713
10,713	15,873	9,758	Cash and equivalents at the end of the period	10,713	9,758

3,810	4,425	(6,115)	Increase (Decrease) in Cash and Equivalents	5,966	(955)

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
4,533	6,567	6,731	Cash	4,533	6,731
6,180	9,306	3,027	Other Financial Assets	6,180	3,027

10,713	15,873	9,758	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	10,713	9,758

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2014 and Q4 2014

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q4 2014	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	2,496	34,938	305	—	37,739
Revenues from intersegment sales	17,240	409	1,500	-19,149	—

Revenues	19,736	35,347	1,805	-19,149	37,739

Operating Income (loss)	1,572	1,740	-2,153	205	1,364
Investments in companies	-3	500	—	—	497
Depreciation of fixed assets	5,516	675	85	—	6,276
Acquisitions of fixed assets	13,870	3,248	583	—	17,701
Assets	126,228	68,509	16,356	-2,539	208,554

Q4 2013	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	1,036	24,207	51	—	25,294
Revenues from intersegment sales	11,637	416	784	-12,837	—

Revenues	12,673	24,623	835	-12,837	25,294

Operating Income (loss)	1,729	2,767	-441	-235	3,820
Investments in companies	-81	357	—	—	276
Depreciation of fixed assets	2,902	485	60	—	3,447
Acquisitions of fixed assets	12,915	2,106	240	—	15,261
Assets	70,775	51,336	15,161	-1,677	135,595

Consolidated Results Full Year 2014 and Q4 2014

5.5 MAIN DOLLAR DENOMINATED FINANCIAL MAGNITUDES (unaudited figures)

Million USD	2013 Q4	2014 Q3	2014 Q4	Var Q4 14 /Q4 13	2013 Jan - Dec (*)	2014 Jan - Dec	Var 2014 / 2013
INCOME STATMENT
Revenues	4,188	4,632	4,459	6.5%	16,514	17,576	6.4%
Costs of sales	-3,342	-3,196	-3,507	5.0%	-12,566	-12,939	3.0%

Gross profit	846	1,436	952	12.5%	3,948	4,637	17.5%
Selling expenses	-334	-335	-334	0.1%	-1,387	-1,252	-9.7%
Administration expenses	-132	-136	-167	26.6%	-492	-561	14.0%
Exploration expenses	-50	-37	-95	88.7%	-152	-252	65.8%
Other expenses	303	47	-194	-164.3%	286	-128	-144.6%

Operating income	632	975	161	-74.5%	2,202	2,445	11.0%
Depreciation of fixed assets	571	648	742	29.9%	2,059	2,469	19.9%
Amortization of intangible assets	9	9	26	184.2%	36	58	60.9%
Unproductive exploratory drillings	31	17	68	118.3%	94	157	66.3%

Adj. EBITDA (**)	1,244	1,649	997	-19.8%	4,391	5,128	16.8%

UPSTREAM
Revenues	2,098	2,347	2,332	11.1%	7,824	8,754	11.9%
Operating income	286	541	186	-35.1%	1,316	1,530	16.3%
Depreciation	480	560	652	35.7%	1,758	2,127	21.0%
Capital expenditures	327	1,349	1,670	411.0%	4,178	6,077	45.5%

DOWNSTREAM
Revenues	4,077	4,334	4,176	2.4%	15,901	16,561	4.1%
Operating income	458	468	206	-55.1%	1,232	1,359	10.4%
Depreciation	80	77	80	-0.7%	266	303	13.8%
Capital expenditures	349	280	384	10.1%	899	1,039	15.6%

CORPORATE AND OTHER
Operating income	-73	-57	-254	248.4%	-279	-414	48.4%
Capital expenditures	40	42	69	73.4%	83	174	110.0%

CONSOLIDATION ADJUSTMENTS
Operating income	-39	23	24	-162.3%	-67	-30	-54.2%

Average exchange rate for the period	6.04	8.25	8.46		5.46	8.08

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

(*)	For these periods, results do not include the impact of the provision for claims related to the AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM) arbitrations.
(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Full Year 2014 and Q4 2014

5.6 MAIN PHYSICAL MAGNITUDES (Unaudited figures)

		2013					2014
	Unit	Q1	Q2	Q3	Q4	Cum. 2013	Q1	Q2	Q3	Q4	Cum. 2014
Production
Crude oil production	Kbbl	20,365	20,770	21,625	22,019	84,780	21,753	21,923	22,634	22,986	89,296
NGL production	Kbbl	4,918	4,162	3,471	5,033	17,584	4,831	3,626	3,970	5,348	17,776
Gas production	Mm3	2,824	3,001	3,272	3,262	12,359	3,355	3,970	4,138	4,021	15,483
Total production	Kboe	43,045	43,806	45,675	47,568	180,094	47,684	50,517	52,628	53,621	204,450

Henry Hub	USD/Mbtu	3.48	4.09	3.58	3.60	3.69	4.94	4.67	4.06	4.00	4.42
Brent	USD/Bbl	112.48	102.58	110.27	109.21	108.63	108.17	109.70	101.82	76.40	99.02
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,159	1,060	1,121	1,206	4,545	1,229	1,126	1,158	1,210	4,723
Diesel	Km3	1,946	2,057	2,048	2,047	8,098	1,920	2,043	2,160	2,044	8,166
Jet fuel and kerosene	Km3	108	111	112	118	449	124	108	116	123	471
Fuel Oil	Km3	129	100	293	239	760	294	297	257	320	1,168
LPG	Km3	168	220	265	144	796	146	210	245	159	760
LPG sold by YSUR		—	—	—	—	—	5	26	30	27	88
Others (*)	Km3	379	270	350	340	1,338	286	304	361	589	1,540
Total domestic market	Km3	3,889	3,819	4,188	4,094	15,988	4,004	4,113	4,327	4,472	16,916
Export market
Petrochemical naphtha	Km3	0	0	0	0	0	0	0	0	0	0
Jet fuel and kerosene	Km3	131	121	127	126	505	129	116	126	128	500
LPG	Km3	123	36	30	104	293	124	35	24	115	299
Bunker (Diesel and Fuel Oil)	Km3	186	98	189	191	664	194	205	128	178	704
Others (*)	Km3	10	10	9	11	39	8	18	5	7	38
Total export market	Km3	450	265	355	432	1,502	455	375	284	428	1,541
Total sales of petroleum products	Km3	4,339	4,084	4,542	4,526	17,490	4,459	4,488	4,610	4,900	18,457

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	24	27	68	105	224	32	39	76	80	227
Methanol	Ktn	49	57	64	66	236	47	73	103	85	308
Others	Ktn	130	138	143	132	543	138	143	129	131	541
Total domestic market	Ktn	203	222	276	303	1,003	217	255	308	296	1,076
Export market
Methanol	Ktn	8	22	1	10	41	33	22	21	1	77
Others	Ktn	62	64	75	39	240	24	33	67	53	177
Total export market	Ktn	70	86	76	49	281	57	55	88	54	254
Total sales of petrochemical products	Ktn	273	308	352	352	1,284	274	310	396	350	1,330

Sales of other products
Grain, flours and oils
Domestic market	Ktn	39	30	24	31	124	20	22	21	3	66
Export market	Ktn	87	239	284	159	769	85	251	292	212	840
Total Grain, flours and oils	Ktn	126	269	308	190	893	105	273	313	215	906

Main products imported
Gasolines and Jet Fuel	Km3	94	198	0	0	292	179	94	0	42	316
Diesel	Km3	183	420	296	351	1,250	473	275	191	304	1,243

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Full Year 2014 and Q4 2014

5.7 ADDITIONAL INFORMATION ON OIL AND GAS RESERVES

(Argentine Securities Commission General Resolution No. 541)

	Crude oil and condensate
	(Millions of barrels)
	2014
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of the year	551	1	552
Revisions of previous estimates	73	1	74
Extensions, discoveries and improved recovery	56	—	56
Purchases and sales	8	—	8
Production for the year (1)	(89)	(<1)	(89)

End of the year (1)	600	1	601

	2014
	Argentina	United States	Worldwide
Proved developed reserves
Beginning of the year	421	1	422

End of the year	446	1	447

Proved undeveloped reserves
Beginning of the year	130	—	130

End of the year	154	—	154

(1)	Proved reserves of crude oil and condensate include an estimated approximately 91 million barrels as of December 31, 2014, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Crude oil and condensate production includes an estimated approximately 14 million barrels for 2014 in respect of such types of payments

Consolidated Results Full Year 2014 and Q4 2014

	Natural gas liquids
	(Millions of barrels)
	2014
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of the year	76	—	76
Revisions of previous estimates	2	—	2
Extensions, discoveries and improved recovery	13	—	13
Purchases and sales	(<1)	—	(<1)
Production for the year(1)	(18)	—	(18)

End of the year (1)	73	—	73

	2014
	Argentina	United States	Worldwide
Proved developed reserves
Beginning of the year	55	—	55

End of the year	53	—	53

Proved undeveloped reserves
Beginning of the year	21	—	21

End of the year	20	—	20

(1)	Proved reserves of natural gas liquids include an estimated approximately 11 million barrels as of December 31, 2014, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas liquids production includes an estimated approximately 2 million barrels for 2014 in respect of such types of payments

Consolidated Results Full Year 2014 and Q4 2014

	Natural gas (billions of cubic feet) 2014
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of the year	2,555	3	2,558
Revisions of previous estimates	441	3	444
Extensions, discoveries and improved recovery	422	—	422
Purchases and sales	140	—	140
Production for the year (1)	(546)	(1)	(547)

End of the year (1)	3,011	5	3,016

	2014
	Argentina	United States	Worldwide
Proved developed reserves
Beginning of the year	1,935	3	1,938

End of the year	2,262	5	2,267

Proved undeveloped reserves
Beginning of the year	620	—	620

End of the year	749	—	749

(1)	Proved reserves of natural gas include an estimated approximately 324 billion cubic feet as of December 31, 2014, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production includes an estimated approximately 60 billion cubic feet for 2014 in respect of such types of payments

Consolidated Results Full Year 2014 and Q4 2014

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: ir.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 27, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer